UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2023

LIONHEART III CORP

(Exact name of registrant as specified in its charter)

Delaware	001-41011	36-4981022
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4218 NE 2nd Avenue

Miami, Florida, 33137

(Address of principal executive offices, including zip code)

(305) 573-3900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one Redeemable Warrant	LIONU	The Nasdaq Capital Market LLC
Shares of Class A common stock included as part of the units	LION	The Nasdaq Capital Market LLC
Redeemable Warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	LIONW	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On January 30, 2023, Lionheart III Corp, a Delaware corporation (the “Company”) held a special meeting of its stockholders (the “Meeting”). At the Meeting, holders of an aggregate of 10,190,229 shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), and 3,400,000 shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), which represents 84.81% of the Common Stock outstanding and entitled to vote as of the record date of January 6, 2023, were represented in person or by proxy, which constitutes a quorum.

At the Meeting, the following proposal was submitted to and approved by LION’s stockholders:

1.

Proposal No. 1 - The Business Combination Proposal – To consider and vote upon a proposal to approve the Business Combination Agreement, dated as of July 26, 2022 (as amended, supplemented or otherwise modified from time to time, the “BCA”) by and among the Company, Security Matters Limited, a publicly traded company on the Australian Securities Exchange (“SMX”), Empatan Public Limited Company, a public limited company incorporated in Ireland (“Parent”), and Aryeh Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and a scheme implementation deed, as may be amended, supplemented or otherwise modified from time to time, by and among the Company, SMX and Parent, and the transactions contemplated thereby:

For	Against	Abstain
10,679,317	2,910,912	0

Proposal No. 1 was approved, having received the affirmative vote of holders of a majority of the shares of Class A Common Stock and Class B Common Stock represented in person or by proxy and entitled to vote thereon and who voted at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lionheart III Corp

Date: January 30, 2023	By:	/s/ Ophir Sternberg
	Name:	Ophir Sternberg
	Title:	Chairman, President and Chief Executive Officer